SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NightHawk Radiology Holdings, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

65411N-105

(CUSIP Number of Class of Securities Underlying Options)

Paul Cartee

Vice President & General Counsel

NightHawk Radiology Holdings, Inc.

601 Front Avenue, Suite #502

Coeur d’Alene, Idaho 83814

(208) 676-8321

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Patrick J. Schulthies

Michael Nordtvedt

Wilson Sonsini Goodrich & Rosati

Professional Corporation

701 Fifth Avenue, Suite 5100

Seattle, WA 98104

(206) 883-2500

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee
$4,874,242.23	$271.98(2)

(1)	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,005,861 shares of common stock of Issuer having an aggregate value of $4,874,242.23 as of March 13, 2009 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction.
(2)	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

This Amendment No. 3 (the “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed on March 17, 2009, as amended by Amendment No. 1 to Schedule TO filed on March 26, 2009 and Amendment No. 2 to Schedule TO filed on March 30, 2009 (the “Schedule TO”) by NightHawk Radiology Holdings, Inc., a Delaware corporation (the “Company”). The Schedule TO, as amended, relates to the offer by the Company to exchange (the “Exchange Offer”) options to purchase up to an aggregate of 2,005,861 shares of common stock of the Company, whether vested or unvested, (i) with an exercise price per share greater than or equal to $7.50, which is approximately 300% of the closing price on March 13, 2009; (ii) that were granted under the Company’s 2006 Equity Incentive Plan or the 2004 Stock Plan; and (iii) are held by eligible option holders.

Only those items amended are reported in this Amendment No. 3. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended to add the following sentences: The offer expired on April 14, 2009 at 9:00 p.m. Pacific Time. The Company has accepted for cancellation options to purchase 1,608,008 shares of the Company’s common stock, which were cancelled as of April 14. The Company has granted 75,057 new restricted stock units and will pay $55,597 for the options surrendered in the Exchange Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

NIGHTHAWK RADIOLOGY HOLDINGS, INC.

/s/ Paul Cartee
Vice President & General Counsel

Date: April 15, 2009

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)†††	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated March 30, 2009.

(a)(1)(B)†	E-mail to all Eligible Optionees from David M. Engert, dated March 17, 2009.

(a)(1)(C)†	Form of E-mail Announcement of Offer to Exchange.

(a)(1)(D)†	Election Form.

(a)(1)(E)†	Confirmation of Receipt of Election Form.

(a)(1)(F)†	Form of Reminder E-mail.

(a)(1)(G)†	Notice to Eligible Optionees Regarding Expiration of Offer Period.

(a)(1)(H)†	Instructions Forming Part of the Terms and Conditions of the Offer.

(a)(1)(I)†	Agreement to Terms of Election.

(a)(1)(J)††	Form of Updated Information E-mail.

(a)(1)(K)†††	Form of E-mail Regarding Changes to Exchange for Cash.

(b)	Not applicable.

(d)*	The 2006 Equity Incentive Plan and Forms of Stock Option Agreements thereunder are incorporated herein by reference to Exhibits 10.4 and 10.5 to the Company’s registration statement on Form S-1/A, filed with the SEC on January 24, 2006; the 2004 Stock Plan and Forms of Stock Option Agreements thereunder are incorporated herein by reference to Exhibits 10.2 and 10.3 to the Company’s registration statement on Form S-1, filed with the SEC on October 5, 2005; and the Form of Restricted Stock Unit Agreement under the 2006 Equity Incentive Plan is incorporated herein by reference to Exhibit (d) to the Schedule TO filed by the Company on March 17, 2009.

(g)	Not applicable.

(h)	Not applicable.

†	Incorporated by reference to the Schedule TO filed by the Company on March 17, 2009.
††	Incorporated by reference to Amendment No. 1 to Schedule TO filed by the Company on March 26, 2009.
†††	Incorporated by reference to Amendment No. 2 to Schedule TO filed by the Company on March 30, 2009.
*	Previously filed.